UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
MNT106,746,000,000
10.00 per cent. Amortizing Notes due 24 December 2030 payable in United States dollars
Series No.: 1975-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 30 January 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of MNT106,746,000,000 10.00 per cent. Amortizing Notes due 24 December 2030 payable in United States dollars (Series No.: 1975-00-2) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).  Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 30 January 2026 (the “Pricing Supplement”), which is filed herewith.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2025, was filed under a report of the ADB dated 24 April 2025.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is ING Bank N.V., Bijlmerdreef 109, 1102 BW Amsterdam, the Netherlands.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

2

As of 30 January 2026, the ADB entered into a Terms Agreement, filed herewith, with ING Bank N.V. (the “Manager”), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating MNT106,746,000,000 (payable in U.S.$29,950,674.23) for an issue price of 100 per cent. of the principal amount.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about 3 February 2026.  The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount of the Notes.

Item 3.	Distribution Spread

See the Pricing Supplement, page 3, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB

Per Unit	100%	0.00%	100%
Total in MNT	MNT106,746,000,000	MNT00	MNT106,746,000,000
Total in U.S.$	U.S.$29,950,674.23	U.S.$00	U.S.$29,950,674.23

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution
Item	Amount
Legal Fees	U.S.$19,000*
Listing Fees (Luxembourg)	U.S.$2,020*
Offering Fee to Manager	U.S.$60,000*
* Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

3

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Pricing Supplement dated 30 January 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 30 January 2026.

(d)	(i)	Information Statement dated 24 April 2025, previously filed under a report of the ADB dated 24 April 2025.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

4

 MiFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of MiFID II or Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”). Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1975-00-2

MNT106,746,000,000

10.00 per cent. Amortizing Notes due 24 December 2030
payable in United States dollars

Issue price: 100 per cent.

Manager

ING

The date of this Pricing Supplement is 30 January 2026.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of MNT106,746,000,000 10.00 per cent. Amortizing Notes due 24 December 2030 payable in United States dollars (the “Notes”) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus.  Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 2 December 2025.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended.  The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement.  Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions.  Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions.  For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates.  In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		1975-00-2.

3.	(i)	Specified Currency (Condition 1(c)):	The lawful currency of Mongolia (“Mongolian Togrog” or “MNT”).

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	United States dollars (“U.S.$” or “U.S. dollars”).

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	U.S.$.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.

4.	Aggregate Nominal Amount:		MNT106,746,000,000 payable in U.S.$.

5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.

	(ii)	Net proceeds:	MNT106,746,000,000 (payable as U.S.$29,950,674.23 using the U.S.$/MNT exchange rate of 3,564.06).

6.	Specified Denominations (Condition 1(a)):
MNT106,746,000, payable in U.S.$. The Aggregate Nominal Amount outstanding in respect of the value of the Specified Denomination will decrease as the relevant Installment Amount (as set forth in the Appendix) is paid out on each Installment Date, as set forth in the column entitled Value in MNT for each Specified Denomination in the Appendix.

7.	(i) Issue Date (Condition 5(d)):	3 February 2026.

	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.

8.	Maturity Date or Redemption Month (Condition 6(a)):	24 December 2030, subject to the applicable Business Day Convention.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars below).

10.	Redemption/Payment Basis (Condition 6(a)):
Installment. The Aggregate Nominal Amount of the Notes shall be payable in U.S.$ in installments in accordance with the corresponding Installment Amount on each Installment Date, as set forth in the Appendix and in paragraph 23 below, as determined by the Calculation Agent on the relevant MNT Valuation Date (as defined in the Appendix) and subject to the Price Source Disruption Event Fallback Provisions set forth in the Appendix.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.

	(i) Rate(s) of Interest:	10.00 per cent. per annum, payable semi-annually in arrear.

	(ii) Interest Payment Date(s):	24 June and 24 December of each year, commencing with a short first coupon on 24 June 2026, up to and including the Maturity Date, subject to the applicable Business Day Convention.

(iii)	Interest Period End Date(s):	24 June and 24 December of each year, commencing on 24 June 2026, up to and including the Maturity Date.

(iv)	Interest Period End Date(s) adjustment:	Adjusted.

(v)	Business Day Convention:	Modified Following Business Day Convention.

(vi)	Fixed Coupon Amount(s):	The Fixed Coupon Amount per Specified Denomination payable in U.S.$ due on each Interest Payment Date will be calculated in accordance with paragraph 16(xii) below.

(vii)	Broken Amount(s):
The Fixed Coupon Amount due and payable on the first Interest Period shall be determined by reference to the Value in MNT for each Specified Denomination for the first Interest Period as specified in the Appendix in accordance with paragraph 16(xii) below.

(viii)	Relevant Financial Center:	Ulaanbaatar.

(ix)	Additional Business Center(s) (Condition 5(d)):	New York.

(x)	Day Count Fraction (Condition 5(d)):	Act/360.

(xi)	Determination Date(s):	Not applicable.

(xii) Other terms relating to the method of calculating interest for Fixed Rate Notes:
The Fixed Coupon Amount will be paid on each relevant Interest Payment Date in U.S.$ converted from MNT at the applicable MNT Rate (as defined in the Appendix) on the MNT Valuation Date (as defined in the Appendix) in respect of the relevant Interest Payment Date.

The Fixed Coupon Amount per Specified Denomination payable in U.S.$ due on each Interest Payment Date shall be calculated based on the following formula:

(Rate of Interest x Value in MNT for each Specified Denomination (as set forth in the Appendix) x Day Count Fraction) divided by the relevant MNT Rate (as defined in the Appendix) on the MNT Valuation Date (as defined in the Appendix) in respect of the applicable Interest Payment Date.

Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by 1,000 to arrive at the total Fixed Coupon Amount payable in U.S.$ with respect to the applicable Interest Payment Date.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.

19.	Index-Linked Interest Note Provisions:	Not applicable.

20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.

22.	Put Option (Condition 6(f)):	Not applicable.

23.	Final Redemption Amount:
MNT11,866,000,000 corresponding to the relevant Outstanding Aggregate Nominal Amount or the relevant Installment Amount payable on the Maturity Date as set forth in the Appendix.

The Final Redemption Amount per Specified Denomination payable in U.S.$ on the Maturity Date shall be: MNT11,866,000 divided by the applicable MNT Rate (as defined in the Appendix). Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards.

The resulting figure shall then be multiplied by 1,000 to arrive at the total Final Redemption Amount payable in U.S.$ on the Maturity Date.

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):
In the event that the Notes become due and payable as provided in Condition 9 (such date being an “Early Redemption Date”), the Early Redemption Amount with respect to each Specified Denomination will be a U.S.$ amount equal to the Redemption Amount that is determined in accordance with “23. Final Redemption Amount” above plus accrued and unpaid interest, if any, as determined in accordance with “16. Fixed Rate Note Provisions (Condition 5(a))”; provided that for purposes of such determination, (i) the Early Redemption Amount per Specified Denomination payable in U.S.$ on the Early Redemption Date will be determined by reference to the Value in MNT for each Specified Denomination (as set forth in the Appendix) for the relevant Interest Period in which the Early Redemption Date falls, and (ii) the “MNT Valuation Date” shall be the date that is no later than three (3) Fixing Business Days (as defined in the Appendix) prior to the Early Redemption Date.

	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.

	(i) Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.

	(ii) New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.

28.	Details relating to Installment Notes:
On each Installment Date, ADB shall pay the corresponding Installment Amount as set forth in the Appendix.

The Installment Amount per Specified Denomination payable in U.S.$ in respect of each Installment Date shall be calculated based on the following formula:

Installment Amount per Specified Denomination as set forth in the Appendix divided by the applicable MNT Rate (as defined in the Appendix).

Such amount being rounded to the nearest cent, with U.S.$0.005 being rounded upwards. The resulting figure shall then be multiplied by 1,000 to arrive at the Installment Amount payable in U.S.$ on each Installment Date.

For the avoidance of doubt, on each Installment Date, Noteholders shall receive in respect of the relevant Interest Period, the following amounts in U.S.$ per Specified Denomination: (i) Fixed Coupon Amount per Specified Denomination calculated in accordance with paragraph 16(xii) below, plus (ii) the Installment Amount per Specified Denomination, calculated in accordance with the formula above.

29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.

30.	Consolidation provisions:	Not applicable.

31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i) If syndicated, names of Managers:	Not applicable.

	(ii) Stabilizing Manager (if any):	Not applicable.

	(iii) Commissions and Concessions:	U.S.$60,000.

33.	If non-syndicated, name of Dealer:	ING Bank N.V.

34.	Additional selling restrictions:
The following paragraphs shall be deemed to be set out under the headings “Mongolia” and “The Netherlands” in the section entitled “Plan of Distribution” in the Prospectus:

Mongolia

“The Manager represents, warrants and agrees that the Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Mongolia, except as permitted by the laws of Mongolia.”

The Netherlands

“The Manager represents, warrants and agrees that is has not and will not offer or sell the Notes to the public in The Netherlands, other than where doing so can be done in reliance on an exemption from Directive 2003/71/EC, as amended; the “Prospective Directive” and the Dutch Financial Supervision Act (Wet op het financieel toezicht).”

Operational Information

35.	(i) ISIN:	XS3285516673.
	(ii) CUSIP:	Not applicable.
	(iii) CINS:	Not applicable.
	(iv) WKN:	Not applicable.

36.	Common Code:	328551667.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:	Not applicable.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Not applicable.

39.	Delivery:	Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	English.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2025.

Recent Developments

On 30 November 2025, the Governors’ voting period closed with support from 61 members representing more than 75% of the voting power, approving the first amendment to the Charter, which removes the lending limitation in Article 12, para. 1. On 1 December 2025, the ADB Secretary certified the adoption of the amendment through a formal notice to members. The amendment will take effect for all members on 1 March 2026.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ LEI WANG
Name: LEI WANG
Title: Assistant Treasurer

APPENDIX

Additional Provisions Relating to the Determination of the Interest Amounts, Amortizing Amounts, Early Redemption Amount, Final Redemption Amount and U.S. Dollar Payments

The terms referenced in the Pricing Supplement shall have the following specified meanings:

“Installment Amount per Specified Denomination”, “Installment Amount” and “Value in MNT for each Specified Denomination” are determined by reference to the following table:

Interest Period		Interest Payment Date *	Installment Date*	Value in MNT for each Specified Denomination (MNT)	Installment Amount per Specified Denomination (MNT)	Outstanding Aggregate Nominal Amount (MNT)	Installment Amount (MNT)
From and Including	To but Excluding
Issue Date	24-Jun-26	24-Jun-26	-	106,746,000.00	-	106,746,000,000.00	-
24-Jun-26	24-Dec-26	24-Dec-26	24-Dec-26	106,746,000.00	11,860,000.00	106,746,000,000.00	11,860,000,000.00
24-Dec-26	24-Jun-27	24-Jun-27	24-Jun-27	94,886,000.00	11,860,000.00	94,886,000,000.00	11,860,000,000.00
24-Jun-27	24-Dec-27	24-Dec-27	24-Dec-27	83,026,000.00	11,860,000.00	83,026,000,000.00	11,860,000,000.00
24-Dec-27	24-Jun-28	24-Jun-28	24-Jun-28	71,166,000.00	11,860,000.00	71,166,000,000.00	11,860,000,000.00
24-Jun-28	24-Dec-28	24-Dec-28	24-Dec-28	59,306,000.00	11,860,000.00	59,306,000,000.00	11,860,000,000.00
24-Dec-28	24-Jun-29	24-Jun-29	24-Jun-29	47,446,000.00	11,860,000.00	47,446,000,000.00	11,860,000,000.00
24-Jun-29	24-Dec-29	24-Dec-29	24-Dec-29	35,586,000.00	11,860,000.00	35,586,000,000.00	11,860,000,000.00
24-Dec-29	24-Jun-30	24-Jun-30	24-Jun-30	23,726,000.00	11,860,000.00	23,726,000,000.00	11,860,000,000.00
24-Jun-30	Maturity Date	Maturity Date	Maturity Date	11,866,000.00	11,866,000.00	11,866,000,000.00	11,866,000,000.00
*Except for the Issue Date, all dates are subject to adjustment in accordance with the Modified Following Business Day Convention

“MNT Rate” means, in respect of an MNT Valuation Date, the U.S.$/MNT rate of exchange, expressed as the amount of MNT per one U.S.$ as determined by the Central Bank of Mongolia and published on its website currently at https://www.mongolbank.mn/en/currency-rates, or any successor website of or as otherwise made available by the Central Bank of Mongolia, at approximately 5:00 p.m. (Ulaanbaatar time) on such MNT Valuation Date. This information is also available on the Bloomberg page “MGFXUSD Index.”

In case of discrepancy between the U.S.$/MNT rate of exchange as published on the Bloomberg page and as published on the Central Bank of Mongolia website, the U.S.$/MNT rate of exchange as published on the Central Bank of Mongolia website will prevail. The Calculation Agent shall notify the Issuer and the Paying Agent on the MNT Valuation Date of the MNT Rate.

If a Price Source Disruption Event occurs on any MNT Valuation Date, then the MNT Rate for such MNT Valuation Date shall be determined in accordance with the Price Source Disruption Event Fallback Provisions described below.

“MNT Valuation Date” means three (3) Fixing Business Days prior to the relevant Interest Payment Date, Early Redemption Date, Maturity Date or any other date on which an amount is due and payable, as the case may be.

“Calculation Agent” means ING Bank N.V.

“Fixing Business Day” means a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Ulaanbaatar.

Price Source Disruption Event Fallback Provisions

A “Price Source Disruption Event” shall occur if the MNT Rate is not available for any reason on any MNT Valuation Date. The Calculation Agent shall have sole discretion to declare the occurrence of a Price Source Disruption Event.

Following the determination of the occurrence of a Price Source Disruption Event, the Calculation Agent shall then determine the MNT Rate on the following basis: MNT Rate shall be the arithmetic mean of such firm quotes (expressed as the number of MNT per one U.S.$) from four (4) Reference Dealers as the Calculation Agent is able to obtain for the sale of MNT and the purchase of U.S.$ at or about 11:00 a.m. (Ulaanbaatar time) one (1) Fixing Business Day following the MNT Valuation Date, for settlement in two (2) Fixing Business Days; provided however, that if none, or only one, of the Reference Dealers provides such a firm quote, the relevant MNT Rate shall be determined by the Calculation Agent one (1) Fixing Business Day following such MNT Valuation Date in its sole discretion, acting in good faith and in a commercially reasonable manner.

“Reference Dealers” means leading dealers, banks or banking corporations which regularly deal in the U.S.$/MNT foreign exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

The Calculation Agent shall, in each case, as soon as reasonably practicable, give notice to the Noteholders, the Paying Agent, the Issuer and the Clearing Systems of:

(i) the occurrence of a Price Source Disruption Event; and

(ii) the fact that the MNT Rate is to be determined by the Calculation Agent in accordance with the Price Source Disruption Event Fallback Provisions.

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

As to English Law

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 1975-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

MNT106,746,000,000 10.00 per cent. Amortizing Notes due 24 December 2030 payable in United States dollars
30 January 2026
Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:  Assistant Treasurer, Client Solutions Division

ING Bank N.V. (the “Manager”) agrees to purchase from the Asian Development Bank (“ADB”) its MNT106,746,000,000 10.00 per cent. Amortizing Notes due 24 December 2030 payable in United States dollars (the “Notes”) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 10:00 a.m., London time, on 3 February 2026 (the “Settlement Date”) at an aggregate purchase price of MNT106,746,000,000 payable in United States dollars  in the amount of U.S.$29,950,674.23 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference.  In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it.  The Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i), (iii) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under the EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)         the Manager (the “Manufacturer”) understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b)        ADB notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.	ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above.

2.
Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

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3.
ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.
In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.
The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.
The Manager represents, warrants and agrees that the Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Mongolia, except as permitted by the laws of Mongolia.

7.	The Manager represents, warrants and agrees that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8.
The Manager represents, warrants and agrees that is has not and it will not offer or sell the Notes to the public in The Netherlands, other than where doing so can be done in reliance on an exemption from Directive 2003/71/EC, as amended; the “Prospective Directive” and the Dutch Financial Supervision Act (Wet op het financieel toezicht).

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9.	For purposes hereof, the notice details of the Manager are as follows:

ING Bank N.V.
Bijlmerdreef 109
1102 BW Amsterdam
The Netherlands
Attention:  Richard Proudlove
Telephone:    +44 207 767 1000
Electronic Mailing Address:  Richard.Proudlove@ing.com /
FM.Documentation@ing.nl

10.	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

11.
Notwithstanding Section 9 of the Standard Provisions, ADB agrees to pay the fees and expenses of the legal advisers to the Manager upon presentation of an official invoice from the legal advisers. ADB also agrees to pay a management and underwriting fee in the amount of U.S.$60,000 to the Manager upon presentation of an official invoice.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement.  Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence.  The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB’s or the Manager’s liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

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ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.  If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement.  Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ING BANK N.V.

By:	/s/ Valentine Goudt
Name: Valentine Goudt
Title: Head Legal Capital Markets

By:	/s/ Kris Devos
Name: Kris Devos
Title: Global Head of Debt Syndicate

[Signature continued on following page.]

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CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ LEI WANG
	Name:	LEI WANG
	Title:	Assistant Treasurer

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